EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Allegheny Energy, Inc.
	2002	2001	2000	1999		1998
Earnings:
(Loss) income from continuing operations	$(483,630)	$456,297 *	$318,692 **	$292,572	**	$272,259 **
Fixed charges (see below)	325,668	299,278	242,307	205,521		203,023
Income taxes	(334,471)	248,219 *	187,424 **	166,915	**	168,702 **
Amortization of capitalized interest	1,719	243	116	37		4
Less: capitalized interest	(12,628)	(9,417)	(5,149)	(2,219)		(828)
Less: preferred dividends	(5,037)	(5,037)	(5,040)	(7,183)		(9,251)
Less: income from unconsolidated investees	(33,767)	(1,035)	(2,263)	1,028		(31)

Total Earnings (as defined)	$(542,146)	$988,548	$736,087	$656,671		$633,878

Fixed Charges:
Interest expensed and capitalized	$312,599	$283,282	$229,324	$186,810		$180,452
Preference Security Dividend Requirements of Consolidated Subsidiaries	1,881	7,742	7,993	11,090		14,695
Estimated interest component of rental expense	11,188	8,254	4,990	7,621		7,876

Total Fixed Charges (as defined)	$325,668	$299,278	$242,307	$205,521		$203,023

Ratio of Earnings to Fixed Charges	(A )	3.30	3.04	3.20		3.12

*	Excludes the cumulative effect of an accounting change.
**	Excludes the effect of the extraordinary charge.
(A)	For the year ended December 31, 2002, there is a deficiency of earnings to cover the fixed charges of $867,814.